UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

December 23, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Micros I is a cluster of fifteen 75 kW (AC) ground mounted solar installations to be located in the mountain region of Rio de Janeiro ("Project" or "Projects"). The Projects will be connected to the local distribution grid.

This solar plant will be rented to Orla Rio through a contract for a period of 10 years intermediated by Nextron.

Energea Portfolio 2 LLC ("Energea") will invest $ 7,600 per project ($113,997 for the cluster) on the development and $73,121 per project ($1,096,812 for the cluster) for the construction with a projected IRR of 18.49% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 2 LLC
Project Location	Rio de Janeiro, Brasil
Technology	Ground Mounted Solar
System Size (AC/DC)	15 x 75 kW/100 kWp
Estimated Year 1 Production	256 MWh
Coordinates	Exhibit I
Roof Status	Verified by a third-party engineer
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	Social Contract of Energea Geração de Projetos Rio de Janeiro IV Ltda.
Offtaker	Orla Rio Concessionaria Ltda. through Associação Nextron Energia Renovavel
Developer	Sollarys Eco Energy Ltda.
EPC Contractor	Sollarys Eco Energy Ltda.
O&M Contractor	Energea Brasil Operações Ltda.

Uses of Capital and Project Economics per Project

Project Hard Costs	400,000 BRL
Project Soft Costs	22,939 BRL
Developer Fee	N/A
Total Project Financing	424,858 BRL
Debt Funding	N/A
Equity Funding	424,858 BRL
Project IRR	18.49% ($USD)

Project Review

SPE

The Project's Special Purpose Entity (SPE) was fully formed on March 9th, 2022, Energea Brasil Operações Ltda. ("Energea"), being the sole member of the company. The SPE will be dully transferred to Portfolio 2 LLC upon the approval of this IC Memo. The SPE General Information is described on Table 1.

Table 1 - SPE General Information
SPE	Energea Geração de Projetos Rio de Janeiro IV Ltda.
Registered Office	280 Barão de Jaguaripe Street, room 501, Ipanema, Rio de Janeiro Municipality - RJ Zip Code: 22.421-000
CNPJ	45.575.530/0001-04

Site

The sites for the Projects are fully mapped and listed on Exhibit I. Each project site is owned by a different landlord. The rights to use will be secured for a 25-year term through the standard Energea's land lease form.

Design

The Project will employ 182 x 550 Wp solar modules manufactured by JA Solar, a Tier 1 module manufacturer based in China. The plant will also use one 75 kW 75K-5G inverter manufactured by Solis.

Regarding Energy Production, the Project is estimated to produce 148 MWh/year with an AC Capacity Factor of 22.6%.

Interconnection

For properties within the Light SESA ("Light" or "Utility") electricity supply area, Micro-Generation power plants, such as the Project, must obtain the Parecer de Acesso with the Utility. Sollarys will be responsible for obtaining this Permission as per the Project Service Management Agreement that will be signed.

According to Art. 8° § 6° of the Brazilian Federal Law 14.300/2022 all costs to interconnect Micro Generation Projects are burdened by the Utility. So, no extra-costs related to the Light Grid are expected to the project.

Offtaker

The Energea and Nextron Energias Renováveis Ltda. ("Nextron") have signed a Memorandum of Understanding on October 14th, 2022. Nextron has a partnership with Orla Rio, a company responsible for operating and maintaining over 300 kiosks spread through Rio de Janeiro city. This MoU stipulates that Energea will build and operate the Micro Generation assets and Nextron will commercialize and manage the energy credits generated through Orla Rio at a fixed discount. The MoU main terms are described on Table 2.

Table 2 - MoU Main Terms
Revenue Contract Term	10 years
Asset Rental Rate	80% of the Compensated Credit Value
Final Offtaker	Orla Rio Concessionaria Ltda.

EPC

Sollarys has been selected as the EPC partner for the Project. The SPE and Sollarys will sign the Energea's standard EPC form once the Projects are fully developed. The total contract price is 400,000 BRL, which includes the EPC and development services. The payments done by the SPE under the Project Service Management Agreement will be reduced of the EPC contract price.
ACES will provide a warranty for all services for the first year following the Commercial Operation Date. Additionally, the major equipment will be warranted by the suppliers for an extended period, namely 10 years for Inverters and 25 years for modules.

O&M

Energea will be the O&M service provider of the Projects. This service includes Monitoring, Reporting, Module Cleaning, Preventative Maintenance, Saving Calculations and Support.

Financial Analysis

The resulting nominal IRR, in US Dollars, of each individual Micro is projected to be 18.35%, with an estimated payback of 6 years, 3 months, and 21 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit II.

The project's nominal IRR was stress tested on scenarios with a range of variations applied to the discounted price. The resulted average was an impact of negative 30.5 basis points per percentage point increased. Another test was conducted on the effects of the devaluation of the Brazilian Real currency towards the U.S. dollar, with it resulting in a negative 105.0 basis points per percentage point devalued.

Two macroeconomic assumptions are assumed within the financial model to better reflect the reality of Brazil's regional condition. For currency inflation, it was assumed a 4.00% year-to-year price readjustments for all years, apart from year 2022, which was defined at a 10.00% rate. On Foreign Exchange ("FX"), this model assumes a base rate of 5.18 $BRL / $USD in the month of June, resulted from the last 12-month average, being devalued month-to-month at a yearly 2.00% compounded rate.

Revenue

The source of the project's revenue is established through a 10-year contract with Nextron Energia, an Equipment Rental Contract containing a true-up mechanism with the goal of adjusting the overall revenue to match a target price per energy compensated.

Each individual Micro's contract contains the basis for the true-up formula being set on offering a customer fixed discount of 10%, after taxes, on the utility tariff paid outside of a DG compensation system. Because the generating units are interconnected on a low voltage setting, no demand charge is assumed to be deducted from the collected billed amount.

This analysis used a 30-day billing cycle to realize each month's revenue.

Inflation readjustments of both contracts are timed, in the model, with the utility's price refresh. Historically, LIGHT's rates tend to readjust once per year, in the month of March. Currently, the model uses as a basis for adjustment, the Brazilian Central Bank's 2020's target inflation rate of 4.00%, defined in the IPCA index. However, energy inflation in Rio de Janeiro has been, historically, above IPCA, with LIGHT's last two years readjustments at 4.66% (2020 to 2021) and 5.98% (2019 to 2020) but, cumulatively for the last 4 years, 32.0% versus IPCA's 17.9%.

Table 3 - Revenue Assumptions
Revenue Contract Term	10 years
Fixed Discount on Utility Tariff	10.00%
Rental Revenue Price	Variable
Resulting Customer Payment Rate	849,03 BRL / MWh
Energea's Rate (Taxes Discounted)	791,35 BRL / MWh
Demand Charge (TUSD rate)	0.00 BRL / kWac
Default Rate	1.00%

Operating Expenses - Per Micro

The model assumes the operating expenses as they are valued on Table 5.
All prices used on Table 5 are readjusted by IPCA, currently assumed at a 4.00% rate, once per year.

Table 4 - Operating Expenses Assumptions
Operations & Maintenance	525.00 BRL / month	Paid by SPE
Landscaping	75.00 BRL / month	Paid by SPE
Land of Roof Rental	700.00 BRL / month	Paid by SPE
Insurance (GL & Property)	148.57 BRL / month	Paid by SPE
Banking & FX Fees	20.00 BRL / month	Paid by SPE
Utilities	250.00 BRL / month	Paid by SPE
Marketing Commission	10.00% of Revenue	Paid by Consortium
Average OPEX per Month	1,867 BRL/ month	-
*On the energy compensated
**All values readjusted with IPCA annually.

CAPEX - Per Micro

For this analysis, it was considered, in the model, the latest EPC market prices.

As the project currently finds itself in a development stage, the standard assumption of 3% contingency on the EPC total is assumed as part of the total Soft Costs, alongside other expected budgeted items.

Lastly, no interconnection cost is assumed by the project.

Table 5 - Capital Expenditures Assumptions
	Brazilian Reais (BRL)		US Dollars (USD)
Acquisition Costs	NA	NA	NA	NA

Hard Costs	400,000 BRL	4.00 BRL/Wdc	75,000 USD	0.76 USD/Wdc
Solar Modules	160,024 BRL	1.60 BRL/Wdc	30,432 USD	0.30 USD/Wdc
Solar Inverters	21,248 BRL	0.21 BRL/Wdc	4,041 USD	0.04 USD/Wdc
Mounting Materials	48,871 BRL	0.49 BRL/Wdc	9,294 USD	0.09 USD/Wdc
Electrical Materials	46,001 BRL	0.46 BRL/Wdc	8,739 USD	0.09 USD/Wdc
Civil Materials	11,091 BRL	0.11 BRL/Wdc	2,109 USD	0.02 USD/Wdc
Engineering Drawings	8,965 BRL	0.09 BRL/Wdc	1,705 USD	0.02 USD/Wdc
Site Works	19,459 BRL	0.19 BRL/Wdc	3,694 USD	0.03 USD/Wdc
Electrical Work	41,940 BRL	0.42 BRL/Wdc	7,955 USD	0.08 USD/Wdc
Mechanical Work	4,555 BRL	0.05 BRL/Wdc	864 USD	0.01 USD/Wdc
Others	37,844 BRL	0.38 BRL/Wdc	7,167 USD	0.07 USD/Wdc

Soft Costs	22,939 BRL	0.23 BRL/Wdc	4,358 USD	0.04 USD/Wdc
Contingency	12,000 BRL	0.12 BRL/Wdc	2,283 USD	0.02 USD/Wdc
Entity Costs	20 BRL	0.00 BRL/Wdc	4 USD	0.00 USD/Wdc
Insurance	1,803 BRL	0.02 BRL/Wdc	343 USD	0.00 USD/Wdc
Land Rental	2,800 BRL	0.03 BRL/Wdc	531 USD	0.01 USD/Wdc
Spare Parts	6,316 BRL	0.06 BRL/Wdc	1,198 USD	0.01 USD/Wdc

Pre-COD OpEx	1,919 BRL	0.02 BRL/Wdc	362 USD	0.00 USD/Wdc

Total CapEx (All-In)	424,858 BRL	4.25 BRL/Wdc	80,718 USD	0.81 USD/Wdc

Taxes - Per Micro

Micros stands with an effective tax rate of 14.21%, compared with its gross revenues, with PIS / COFINS representing 3.65%, ISS at 0.08%, IRPJ at 7.60% and CSLL at 2.88%.

As the project contains an average Profit margin of 43.44% (after depreciation), it is benefited by the Presumed Profit tax basis as it locks the taxable income at 32% of gross revenue. The downside of adopting a Presumed Profit basis is the loss of 20 BRL in Net Operating Losses ("NOLs") and 37,000 BRL in PIS / COFINS tax credits. After running both scenarios, the model assumes that a Presumed Profit tax basis is more beneficial to be used in the SPE.

IOF tax is assumed, given that all contributions, distributions and intercompany transactions are done internationally, in between the SPE and an American holding company.

Indirect taxes are not charged to the SPE but are both paid indirectly through demand charge (as it's grossed up by both PIS / COFINS and ICMS) and deducted from the energy credit's value. Rio de Janeiro currently contains medium rates for indirect taxes, for Shared Generation projects, if compared with other States, representing, for the Micros, a total of 6.79% of the gross revenue and an annual average of 8,567.36 BRL.

Table 6 - Tax Assumptions
Direct Taxes
PIS / COFINS on Revenue	3.65% of Gross Revenue
ISS on Revenue	5.00% of O&M Revenue
Tax Basis	Presumed Profit
Taxable Income Basis	32.00% of Gross Revenue
IRPJ on Profit	15.00% of Taxable Income
Additional IRPJ on Profit (If monthly taxable income is greater than 20,000)	10.00% of Taxable Income
CSLL on Profit	9.00% of Taxable Income
IOF on Financial Transactions	0.38% of Financial Transactions

Indirect Taxes
PIS / COFINS on Demand Charge	5.50%
ICMS on Demand Charge	18.00%
Non-Compensable PIS / COFINS	57.67 BRL / MWh

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:

Table 7 - SPE Social Contract Summary
Contract	Social Contract of Energea Geração de Projetos Rio de Janeiro IV Ltda.
Incorporation Date	March 9th, 2022
Structure	Limited Liability Company (Brazilian Limitada)
Quotaholder	Energea Brasil Operações Ltda. (100%)
Management	Christopher Joseph Sattler Antonio Carlos Nether Ferreira Pires

Table 8 - Project Service Management Agreement Summary
Contract	Project Service Management Agreement
Date	Not signed yet
Parties	Energea Geração de Projetos Rio de Janeiro IV Ltda. Agropecuária Sollarys Eco Energy Ltda. - Contractor
Term	25 years from
Object
Development of 15 microgeneration projects of 75kW each in Rio de Janeiro, which will include:
(i) signature of a lease agreement (using Energea's form);
(ii) design and approval of projects and processes for new and microgeneration connections for approval with the energy distribution company (Light);
(iii) issuance of interconnections;
(iv) environmental license;
(v) land documents;
(vi) fencing of the land; and
(vii) low voltage power input pattern, with 200A circuit breaker or other determined by Light.

Service Price	R$40,000.00 per project of 75kW
Payment	Down Payment: R$30,000.00 per project of 75kW upon the signature of the lease agreement; Final Payment: R$10,000.00 per project of 75kW after completion of all CPs

Documentation Checklist

Table 9 - Documentation Checklist
SPE	Social Contract	X
	National Registration	X
Municipal Registration
Site	Site Photos
Land Owner Documents
Property Lease Agreement
Design and Application	Energy Resource Study
Preliminary Engineering
Interconnection	Parecer de Acesso
Interconnection Contracts
Permit	Environmental License Waiver Certificate
Offtaker	Offtaker Credit Analysis	N/A
Revenue Agreement Set
EPC	Selection of EPC
EPC Contract scoped and priced
O&M	O&M Agreement
Investment	Project Model	X
*Under the EPC Scope
** O&M Terms in the EPC Contract

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Micros I Project.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date December 23, 2022